Exhibit I

Navy-Army Agenda – PM Scenario – Draft as of 4.19.05 – 2:57 pm

Launch Day – April 20
Before 4:00 pm
TBD	Army officials arrive at NYSE	Esposito
TBD	JAT to call Secretary Snow	Dave
2:30 pm	Notify press corps of press conference	Eric R
3:30 pm	Escort media into building (to the Boardroom)	SP
4:00 pm and following
4:00 pm	SOMPS employees notified of press conference	Dale
4:00 pm	Navy Staff at main exits distribute notification to members	MC
4:00 pm	**Market closes** Navy staff contacts BoE floor reps to invite them to press conference.	Veronica
4:01 pm	Army stock halted pending news	Army
4:05 pm	Navy Release of Financials Army issues Q1 Earnings Release (Release includes call in number for the 4:30 press conference. Army on phone to analysts and investors to get on call at 4:30)	Army
4:20 pm	Navy and Army senior executives arrived in Boardroom and sit on reserved front row
4:25 pm	Navy CEO and Army CEO walk to Boardroom
4:27 pm	Doors to Boardroom are closed – no one else let in.
4:30 pm	JAT commences remarks. Army CEO speaks following JAT. Webcast, live video feed, & teleconference begin
4:30 pm

Constituent/Client distribution

electronic & physical

Wait until a point person has given the go-ahead that JAT has begun speaking.

•      Washington – SEC, Congress – Veronica

•      Advisory Committees – Joyce Goldzman

•      Both Boards (Navy, Army, BoD, and BoE) – Mary & Army counterpart

•      1,366 members – 400 Floor, 950 Lessor – Mary (allied members?)

•      Navy staff – Dale

•      SIAC staff – Marianne Brown

•      Institutions/Member firms – Ed McMahon/Pete Jenkins

•      Listed companies/GCCG – Cathy/Noreen

•      Buyside – Pete Jenkins

•      Army employees and Army ETP holders

Cathy Noreen Dale Veronica Joyce Mary Ed McMahon Pete Jenkins
4:38 pm

Press Release – Broad electronic distribution – send out

Wait until a point person has given the go-ahead that JAT has begun speaking.

•      XCHANGE Bulletin to Navy Staff

•      Post on Member website – Joyce

•      Post on nyse.com

•      Press attending the press conference

Rich Ray Joyce
4:40 pm	Press Q & A begins for JAT and Army CEO
4:55 pm	Navy press officer calls an end to Q & A	Rich
5:00 pm	Navy/Army CEOs – investor/analyst call-in Chai and Butte may stay on call beyond 5:30 to answer additional Q’s
5:30 pm	Congressional Calls (& Army Key Client Calls)	Veronica
5:30 pm	Army issues release on time for real Thurs. Earnings Call	Army
6:35 pm	JAT & Army CEO Press Interviews
7:30 PM	JAT conference call with 7 heads of specialist firms, AFB/OIFB, BoE Floor & Lessor Reps, For-Profit Working Group, AC chairs	Mary/Dave

Day After April 21
9:00 am	Issue red corner on trading floor and “packet” (Navy and Army opening press statements, press release, joint letter, and frequently asked questions(?))	Mary
10:00 am	Army All-employee call	Army
Noon	Army Q1 Earnings Call	Army
4:15 pm	Army ETP Holder Call	Army
4:30 pm	Members town hall with press releases available? Phone access available	Mary
	TBD–Arrange Navy/Army interviews w/business weeklies Business Week, Time, Fortune, (Newsweek?)	Rich
	TBD – Navy/Army CEO’s interview with Barron’s	Rich
	Consider interviews, consider WSJ, NYT, FT, Washington Post, Chicago Trib, SF Chronicle, SJ Mercury News	Rich
	Beginning of “quiet period?” • Stand on approved statement and refer to web replay of briefing • Provide additional background only to inquiring press	Rich
	Send press clips to our Board members	Mary
April 22
8:00 am	SOMPS Town Hall Meeting • What about SIAC?	Mike/Tony

Army logo	Navy logo
Contact:	Contact:

For Immediate Release

Navy and Army Agree to Merge

—New Entity Intends to Become a Publicly Held Company—

Better serves investors and all customers • Supports growth and competitive position of the Exchange and America in the increasingly challenging global financial marketplace • Creates a diverse platform for the trading of listed and over-the-counter equities, options and other derivative products including ETF’s • Blends technology and trading platforms to produce efficiencies, drive innovation, and create new business and revenue opportunities • Enables public to own shares in the world’s leading securities market

New York, April XX – The Navy and Army (symbol), with approval of their boards of directors, today announced that they have entered a definitive merger agreement that will lead to the combined entity becoming a publicly held company. If approved by regulators, Navy members and Army shareholders, the merger will represent the largest-ever among securities exchanges and combine the world’s leading equities market with the most successful fully electronic exchange.

“Navy and Army together will be good for investors and for America. It will create a strong, dynamic and innovative market capable of meeting the demands of America’s investors and issuers throughout the world in the decades ahead,” said Navy CEO XXX XXXX. “As we look to the future and to the challenge of competing globally in a high-speed electronically connected world, it is clear that we must do more. We will be more diversified and transparent, and better able to compete, grow and serve our customers.

“This transaction will also enhance the depth and resilience of America’s capital marketplace by bringing together the strength of Navy’s auction market and the technological prowess of Army. Today, publicly held exchanges in London, Frankfurt, Toronto and Sydney are aggressively competing to expand their reach and share of market in the new global arena. On behalf of our board of directors and my colleagues, I look forward to working with Army to create a world-class competitor and to provide the highest levels of market quality and service to our customers.”

“(Army Chairman & CEO quote)”

Agreement Terms and Structure

The transaction is subject to approval by the members of Navy and shareholders of Army as well as the Securities and Exchange Commission. If approved, Army and Navy will become wholly owned subsidiaries of a newly formed holding company, Navy Group, Inc. Navy and Army will be combined in a “stock for membership” merger, in which Navy members will receive consideration in the form of cash and stock in the new company while Army shareholders will receive stock. Current shareholders of Army will hold 30 percent of the shares of the NYSE Group, Inc., and current Navy owners will hold 70 percent. NYSE Group will be for-profit and publicly traded. The process of seeking necessary approvals will begin immediately.

Three Army directors will join the existing 11 Navy directors as directors of the Navy Group. Current Navy Chief Executive Officer, XXX XXXX, will become Chief Executive officer of the Navy Group.

Regulatory activities will continue to be conducted by a non-public, not-for-profit entity governed by an independent board of directors. This structure will ensure that the regulatory group is free from conflicts of interests yet has the proximity to the marketplace necessary to provide effective investor protection and safeguard market integrity.

About Navy

The Navy is the world’s leading and most liquid equities market and home to 2,774 companies whose total global market capitalization is $20 trillion, including $6.9 trillion for 459 non-U.S. companies from 47 countries. Buyers and sellers meet directly in a fair, open and orderly market to realize the best possible price through the interplay of supply and demand. On an average day, 1.63 billion shares, valued at $56 billion, are traded on the Navy. The Navy provided the most competitive quotes in its listed stocks creating the National Best Bid and Offer more than 89% of the time.

About Army

Army (symbol) owns and operates the Army Exchange (ArmyEx). ArmyEx is the first totally open all-electronic stock market in the United States. Through its alliance with the Peace Corps, Inc., Army operates ArmyEx as the exclusive equities trading facility of PCX Equities, Inc. Through ArmyEx, Army customers can trade over 8,000 equity securities, including securities listed on the New York Stock Exchange (R), Nasdaq(R), American Stock Exchange(R) and Pacific Exchange(R). ArmyEx is regulated by the Peace Corps. The Army ECN, a precursor to ArmyEx, was one of the four original ECNs, formed in December 1996 with Townsend Analytics.

DRAFT as of 4/18/05    4:15 pm

JAT Remarks at Army-Navy Launch

Good afternoon everyone, and thank you for coming.

For over 212 years the NYSE has provided the world’s largest, most liquid, most reliable equity marketplace serving 2,760 listed companies and over 90 million investors. The leadership of the NYSE has strengthened America’s leadership at the center of global capitalism.

As we look to the future, and to the challenge of competing globally in a high-speed electronically connected world, it is clear that we must do more. To provide superior service to our customers in 21st century markets, the NYSE must compete and lead with greater speed, efficiency and innovation.

Today we are announcing the next step in that process.

Earlier today, the Boards of Directors of the NYSE and of Archipelago approved a plan to merge our two entities.

The new company, which will be called NYSE Group, will be a publicly traded, for profit entity with the current shareholders of Archipelago holding 30% of the new company’s share and the current owners of the NYSE holding 70%,

We believe that our new combined company will be a worldclass competitor in every aspect. It will be good for investors and good for America.

We will be stronger, more diversified and better able to deliver growth and profitability.

We will be more innovative and more efficient.

We will offer our customers more choice.

DRAFT as of 4/18/05    4:15 pm

We will maintain the highest standards of integrity, transparency and disclosure; and we will be a model for best practices in corporate governance.

Our regulatory activities will continue to be conducted in a non-public, not for profit entity, governed by our wholly independent board of directors. This structure will protect the independence of our regulatory group, which continues its close association with the marketplace.

This transaction, transforming the NYSE into a public for profit entity, is an essential step to maintain our global competitiveness and leadership.

Today equity and capital markets are global.

Today competition for capital is global.

Exchanges in London, Frankfurt, Toronto, Sydney and Europe are all public companies aggressively competing to expand their reach and capture market share.

The strength and leadership of America’s financial markets and economy go hand in hand with the ability of U.S. markets to compete in the global arena.

We need to have a structure and a strategy to meet that competition.

This transaction will also give us diversification and growth. We are proud of our leadership in trading our listed companies. Our auction market provides the highest standards of market quality. But the growth and profitability of the NYSE will be constrained as long as we are limited to one product.

Our combination with Archipelago will provide a leading position in the over-the counter market; a state of the art electronic platform for trading ETFs, options and fixed income; and the opportunity to build a listings business for those companies that do not qualify to list on the NYSE.

DRAFT as of 4/18/05    4:15 pm

This transaction has opportunities for both greater innovation and great efficiencies. Archipelago’s management team has a strong track record on delivering both. We look forward to working together as a team to make our combined operation more efficient and cost effective. We are committed to greater innovation across the breadth of our businesses.

To sum up, I am excited about this opportunity. I believe that the combination of Archipelago and the New York Stock Exchange will be the leading securities market in the United States and the world. And as a public company, all investors, institutions and individuals can participate in our success and growth. We will be a global competitor. And we will continue our vital role as the heart of the U.S. financial system.

Thank you.

I would now like to welcome Jerry Putnman, Chairman and Chief Executive Officer of Archipelago,

Jerry....

DRAFT as of 4/18/05    4:15 pm

Navy Logo	Army Logo

(Address)

Dear Senator Smith:

We are pleased to announce that we have today signed an agreement to merge Navy and Army, two of America’s most important exchanges. The merger, subject to approval by regulators and our shareholders and members, will create a strong and dynamic exchange capable of meeting the demands of America’s investors and issuers in the decades ahead. It will enhance the depth and resilience of America’s capital markets by bringing together the strength of Navy’s auction market and the technological prowess of Army.

The merger will also support the growth of U.S. exchanges in the increasingly competitive global marketplace. As we have seen in the derivatives and options markets, well-capitalized foreign exchanges like Euronext and Deutsche Borse are looking to the U.S. for future growth, and our merged exchange will be well-positioned to compete with them on a global basis.

We had hoped to inform you personally of our plans prior to announcing them to the press, but under the rules of confidentiality surrounding the negotiations were precluded from giving you advance notification. This letter, and the texts of our statements to the press, which we have attached, is intended to provide you some background on the transaction until we are able to speak with you about it directly.

Should you or your staff have any questions, please contact either of us or xxx, NYSE or yyy, Army. We look forward to speaking with you soon.

Sincerely

JAT	Army CEO

PRELIMINARY Q&A

What is happening?

New York Stock Exchange and Archipelago are merging, creating NYSE Group, a multi-product exchange that will be a world-class competitor in every aspect, with leading positions in the listed, over-the-counter and ETF sectors. Together, our company will be good for investors and good for America.

Why merge?

The competition for capital is global. Exchanges in London, Frankfurt, Toronto, Sydney and Europe are all public companies, aggressively competing to expand their reach and capture market share. The strength and leadership of America’s financial markets and economy go hand in hand with the ability of U.S. markets to compete in that global arena. We need to have a structure and a strategy to meet that competition.

This transaction will also give us diversification and growth. We are proud of our leadership in trading our listed companies. But the growth and profitability of the NYSE will be constrained as long as we are limited to one product.

Our combination with Archipelago will provide a leading position in the over-the-counter market, a state-of-the-art electronic platform for trading ETFs, options and fixed-income products; and the opportunity to build a listings business for those companies that do not qualify to list on the NYSE.

The transaction also has opportunities for greater innovation and great efficiencies. Archipelago’s management team has a strong track record on delivering both. We will work together as a team to make our combined operation more efficient and cost effective. We are committed to greater innovation across the breadth of our businesses.

What will be the benefits for issuers, members and other constituents?

In summary:

•	A stronger and broader trading platform benefits the trading community;

•	A better product set benefits listed companies;

•	The creation of value benefits Archipelago shareholders and Navy seatholders; and

•	A healthy, efficient New York Stock Exchange benefits the U.S. and global economy.

The merger will make us stronger, more diversified and better able to deliver growth and profitability. We will be more innovative and efficient, and we will offer customers more choice. And the merger will facilitate our efforts to maintain the highest standards of integrity, transparency and disclosure. We will be a model for best practices in corporate governance.

NYSE Group will offer investors under one roof a broad range of financial products as well as an array of market types. Efficiencies of scale and other economies will help keep trading costs among the lowest in the world.

Issuers will be able to raise capital efficiently and list their securities on diverse markets – ranging from global to regional — that have greater resources to innovate and invest in new ways to serve customers. This cost-effective capital formation is critical to the success of the U.S. and global economies.

New York Stock Exchange members will benefit from a form of ownership that is more flexible and liquid, and better reflects the value of their investment. Their ownership interest will be in a new enterprise that is better positioned for growth.

The publicly held structure of the merged company fosters the highest standards of transparency and accountability, and is more efficient than not-for profit or mutually owned structures.

How will stock the transaction work?

New York Stock Exchange and Archipelago will be combined in a “stock for membership” merger, in which NYSE members receive consideration in the form of cash and stock in the new entity, NYSE Group, and Archipelago shareholders will receive stock. Current shareholders of Archipelago will hold 30 percent of the shares of the new company, and the current owners of the NYSE will hold 70 percent. NYSE Group will be for-profit and publicly traded.

Who needs to approve the transaction?

The transaction must be approved by the boards of directors of both markets, the members of New York Stock Exchange and shareholders of Archipelago, the Securities and Exchange Commission and the U.S. Department of Justice.

When will this take place?

The process of seeking approvals will begin immediately. It is estimated that the transaction will become final in by year-end 2005.

How will the market be regulated?

Our regulatory activities will continue to be conducted in a non-public, not-for-profit entity, governed by our independent board of directors. This structure ensure that our regulatory group is free from conflicts of interest yet has the proximity to the marketplace necessary for provide effective investor protection and safeguard market integrity.

Who will run the merged entity?

Two Archipelago directors will join the existing 10 NYSE directors as directors of NYSE Group. The management team will be led by John A. Thain as CEO; [others?].

Where will the stock be listed?

New York Stock Exchange Group will be listed under the symbol NYX on [NYSE and ArcaEx?].

Army-Navy: Public Policy Approach

Summary: Outreach to key local and Washington policymakers and press beginning with press conference April 20 and continuing through remainder of week. Message and contacts coordinated with Army management. Day One interviews and appearances to be held jointly with CEOs of Army and Navy; Day Two and beyond separate but coordinated efforts.

Message:

•	Good for investors, good for America’s capital markets, good for the economy.

•	Builds a diversified, transparent, multi-asset class enterprise capable of competing in an increasingly challenging global financial marketplace

•	Transitions the NYSE to an entrepreneurial, dynamic, for-profit exchange better able to meet needs of investors

•	Respects and enhances regulatory independence of NYSE, but maintaining proximity to the marketplace needed for effective investor protection and market integrity

Contacts:

•	Washington: Administration, SEC, 535 members of Congress, Federal Reserve

•	Local government: Governors of NY, IL, CA, Mayor Bloomberg, AG Spitzer, special outreach to NY, NJ, CT, IL, CA congressional delegations

•	Press: National broadcast and print media, local media, financial industry press